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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. )*

SEMCO ENERGY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

922417100

(CUSIP Number)

Jeffrey A. Safchick
2601 South Bayshore Drive
Coconut Grove, FL 33133
(305) 858-4225

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922417100			Page 2 of 9

1.	Name of Reporting Person: K1 Ventures Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,835,737

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 8,835,737

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,835,737

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 23.7%[1]

14.	Type of Reporting Person (See Instructions): CO

[1]	Based on 28,422,285 shares of Common Stock of the Issuer outstanding as of February 7, 2005 and a warrant to acquire 905,565 shares of Common Stock of the Issuer held by an indirect subsidiary of the Reporting Person, plus 6% Series B Convertible Preference Stock (the “Series B Stock”) convertible into 7,930,172 shares of Common Stock of the Issuer held by an indirect subsidiary of the Reporting Person.

CUSIP No. 922417100			Page 3 of 9

1.	Name of Reporting Person: K-1 Ventures Michigan, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,835,737

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 8,835,737

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,835,737

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 23.7%[2]

14.	Type of Reporting Person (See Instructions): CO

[2]	Based on 28,422,285 shares of Common Stock of the Issuer outstanding as of February 7, 2005 and a warrant to acquire 905,565 shares of Common Stock of the Issuer held by an indirect subsidiary of the Reporting Person, plus 6% Series B Convertible Preference Stock (the “Series B Stock”) convertible into 7,930,172 shares of Common Stock of the Issuer held by an indirect subsidiary of the Reporting Person.

CUSIP No. 922417100			Page 4 of 9

1.	Name of Reporting Person: K-1 GHM, LLLP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,835,737

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 8,835,737

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,835,737

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 23.7%[3]

14.	Type of Reporting Person (See Instructions): PN

[3]	Based on 28,422,285 shares of Common Stock of the Issuer outstanding as of February 7, 2005 and a warrant to acquire 905,565 shares of Common Stock of the Issuer held by K-1 GHM, LLLP, plus 6% Series B Convertible Preference Stock (the “Series B Stock”) convertible into 7,930,172 shares of Common Stock of the Issuer by K-1 GHM, LLLP.

CUSIP No. 922417100	Page 5 of 9 Pages

Item 1. Security and Issuer

     This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of SEMCO Energy, Inc. (the “Issuer”), a Michigan corporation. The address of the principal executive offices of the Issuer is 28470 13 Mile Road, Suite 300, Farmington Hills, Michigan 48334.

Item 2. Identity and Background

     (a), (b), (c) and (f). This statement is filed by k1 Ventures Limited, a company incorporated in the Republic of Singapore (the “Reporting Person”), the direct parent of K-1 Ventures Michigan, Inc., a Delaware corporation (“Sub”), and indirect parent of K-1 GHM, LLLP, a limited liability limited partnership organized under the laws of the State of Delaware (“K-1”), the entity that acquired the securities that are convertible or exercisable into Common Stock. Sub is the sole general partner of K-1.

     The address of the Reporting Person’s principal business office is 1 Harbour Front Avenue, #18-01 Koeppel Bay Tower, Singapore 098632. The address of Sub’s principal business office is 2601 South Bayshore Drive, Suite 1775, Coconut Grove, FL 33133. The address of K-1’s principal business office is 2601 South Bayshore Drive, Suite 1775, Coconut Grove, FL 33133. The Reporting Person is an investment firm that invests in a wide range of investments across diverse sectors, and is domiciled and incorporated in the Republic of Singapore.

     The names, business addresses and citizenship of the directors and executive officers of the Reporting Person are as follows:

Name	Citizenship	Present Principal Occupation	Business Address
Steven Jay Green	U.S.	Chairman and CEO of the	2601 S. Bayshore Drive
		Reporting Person	Suite 1775
Coconut Grove, FL 33133

Wong Yip Yan	Singapore	Deputy Chairman of the	1 Harbour Front Avenue
		Reporting Person and	#18-01 Koeppel Bay Tower
		Chairman of WYWY Group	Singapore 098632

Jeffrey A. Safchik	U.S.	Chief Operating Officer of	2601 S. Bayshore Drive
		the Reporting Person	Suite 1775
Coconut Grove, FL 33133

Ang Kong Hua	Singapore	Chairman and Managing	1 Harbour Front Avenue
		Director of Keppel Fels	#18-01 Koeppel Bay Tower
		Energy and Infrastructure	Singapore 098632
Limited

Lee Suan Yew	Singapore	Medical Practitioner	1 Harbour Front Avenue
#18-01 Koeppel Bay Tower
Singapore 098632

Limm Chee Onn	Singapore	Executive Chairman, Keppel	1 Harbour Front Avenue
		Corporation Ltd.	#18-01 Koeppel Bay Tower
Singapore 098632

CUSIP No. 922417100	Page 6 of 9 Pages

Name	Citizenship	Present Principal Occupation	Business Address
Philip NgChee Tat	Singapore	CEO of Far East	1 Harbour Front Avenue
		Organisations, Ltd.	#18-01 Koeppel Bay Tower
Singapore 098632

Tan Teck Meng	Singapore	Professor of Accounting,	1 Harbour Front Avenue
		Singapore Management	#18-01 Koeppel Bay Tower
		University	Singapore 098632

Teo Soon Hoe	Singapore	Executive Director and	1 Harbour Front Avenue
		Group Finance Director	#18-01 Koeppel Bay Tower
		Keppel Corporation Ltd.	Singapore 098632

Choo Chiau Beng	Singapore	Executive Director of	1 Harbour Front Avenue
		Keppel Corporation Limited,	#18-01 Koeppel Bay Tower
		Chairman and CEO - Keppel	Singapore 098632
Offshore & Marine Ltd, and
Chairman of Singapore
Petroleum
Company Limited, Singapore
Refining Company Private
Limited and SMRT
Corporation Limited

Kamal Bahamdan	Singapore	Managing Partner of The BV	1 Harbour Front Avenue
		Group, the Vice-Chairman of	#18-01 Koeppel Bay Tower
		Sara Holdings, founder and	Singapore 098632
Chairman of Advanced
Telecommunications Company,
and Chairman of Tashelat
Marketing Co. Ltd.

     (d) None of the entities or natural persons identified in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

     (e) None of the entities or natural persons identified in this Item 2 have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

Item 3. Source and Amount of Funds or Other Consideration

     The Series B Stock of the Issuer that is convertible in common stock was purchased using the working capital of K-1. All shares of common stock of the Issuer that may be purchased upon the exercise of warrants of preferred stock will be paid for out of the working capital of K-1.

Item 4. Purpose of Transaction

     Pursuant to the Securities Purchase Agreement, dated March 19, 2004 between the Issuer and K-1 (the “Securities Purchase Agreement”), K-1 purchased 31,000 shares of Series B Stock that is convertible at the option of K-1 into 4,678,751 shares of Common Stock. K-1 also received the right to appoint two members to the Issuer’s board of directors. In connection with purchase of the Series B Stock, the Issuer issued to K-1 on March 19, 2004, warrants to purchase up to 905,565 shares of the Common Stock at any time within five years at a price of $6.6257 per share. In addition, on June 1, 2004, the Issuer issued an additional 19,000 shares of Series B Stock to K-1 (convertible into 2,867,621 shares of

CUSIP No. 922417100	Page 7 of 9 Pages

Common Stock) pursuant to the Securities Purchase Agreement. Also, pursuant to the Issuer’s Certificate of Designation for the Series B Stock, the Issuer has, and will continue to, issue additional shares of Series B Stock to K-1 in lieu of cash dividends.

     The Reporting Person (through its subsidiaries) acquired and continues to hold the securities convertible into Common Stock reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Person may deem material to its respective investment decisions, the Reporting Person (or its subsidiaries) may purchase additional shares in the open market or in private transactions. Depending on these same factors, the Reporting persons may sell all or a portion of the shares on the open market or in private transactions.

     As of the date hereof, other than as disclosed above, there are no plans or proposals that the Reporting Person has that relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above.

Item 5. Interest in Securities of the Issuer

     (a), (b), and (d) The aggregate number of shares of Common Stock of the Issuer that the Reporting Person owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Securities Act of 1933, as amended, is 8,835,737 (including 905,565 shares of Common Stock issuable upon the exercise of warrants granted by the Issuer to K-1, and 7,930,172 shares of Common Stock issuable upon the conversion of the Series B Stock by K-1). The Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these 8,835,730 shares of the Common Stock. The Reporting Person affirms that no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Person.

     (c) None

     (e) Date the Reporting Person ceased to beneficially own more than 5% of shares:

     Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     In connection with purchase of the Series B Stock, the Issuer issued to K-1 on March 19, 2004, warrants to purchase up to 905,565 shares of the Common Stock at any time within five years at a price of $6.6257 per share. Also, pursuant to the Issuers Certificate of Designation for the Series B Stock, the Issuer will issue additional shares of Series B Stock to K-1 in lieu of cash dividends.

Item 7. Material to be Filed as Exhibits

None

CUSIP No. 922417100	Page 8 of 9 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

k1 Ventures Limited
Dated: February 17, 2005	By:	/s/ Jeffrey A. Safchik
		Name:	Jeffrey A. Safchik
		Title:	Chief Operating Officer

CUSIP No. 922417100	Page 9 of 9 Pages

JOINT FILING AGREEMENT
(Pursuant to Rule 13d-1(f))

     The undersigned hereby agree that the statement on Schedule 13D to which this agreement is attached is, and any amendment thereto will be, filed with the U.S. Securities and Exchange Commission on behalf of each of the undersigned. This agreement may be executed in any number of counterparts, each of which shall be deemed an original but all together shall constitute one and the same agreement.

K-1 Ventures Michigan, Inc., a Delaware corporation
Dated: February 17, 2005	By:	/s/ Jeffrey A. Safchik
		Name:	Jeffrey A. Safchik
		Title:	President

K-1 GHM, LLLP
By:	K-1 Ventures Michigan, Inc.,
its General Partner

Dated: February 17, 2005	By:	/s/ Jeffrey A. Safchik
		Name:	Jeffrey A. Safchik
		Title:	President